September 12, 2019

Anurup Pruthi
Chief Financial Officer
Centric Brands, Inc.
350 5th Avenue, 6th Floor
New York, NY 10118

       Re: Centric Brands, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           File No. 000-18926

Dear Mr. Pruthi:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining